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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*


                                 Powertel, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   458 44L 108
                   ------------------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP No.  458 44L 108                                Page    2    of   7  Pages
         -----------------------                           -------     ---


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     ITC Holding Company, Inc.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)   / /
                                                                       (b)   / /
     N/A

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                   5    SOLE VOTING POWER
                        -0-
    NUMBER OF      -------------------------------------------------------------
      SHARES       6    SHARED VOTING POWER
   BENEFICIALLY         7,337,811
     OWNED BY      -------------------------------------------------------------
       EACH        7    SOLE DISPOSITIVE POWER
    REPORTING           -0-
      PERSON       -------------------------------------------------------------
       WITH        8    SHARED DISPOSITIVE POWER
                        7,337,811

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,337,811
--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     N/A
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     27.3%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


CUSIP No.  458 44L 108                                Page    3    of   7  Pages
         -----------------------                           -------     ---


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     InterCall, Inc.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)   / /
                                                                       (b)   / /
     N/A

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                   5    SOLE VOTING POWER
                        -0-
    NUMBER OF      -------------------------------------------------------------
      SHARES       6    SHARED VOTING POWER
   BENEFICIALLY         7,337,811
     OWNED BY      -------------------------------------------------------------
       EACH        7    SOLE DISPOSITIVE POWER
    REPORTING           -0-
      PERSON       -------------------------------------------------------------
       WITH        8    SHARED DISPOSITIVE POWER
                        7,337,811

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,337,811
--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     N/A
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     27.3%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  458 44L 108                                Page    4    of   7  Pages
         -----------------------                           -------     ---


Item 1(a)   Name of Issuer:

            Powertel, Inc.

      (b)   Address of Issuer's Principal Executive Offices:

            1233 O.G. Skinner Drive
            West Point, GA  31833

Item 2(a):  Name of Persons Filing:

            ITC Holding Company, Inc.  ("ITC")
            InterCall, Inc.  ("InterCall")
            InterCall is the direct wholly owned subsidiary of ITC.

      (b)   Address of Principal Business Office or, if none, Residence:

            ITC Holding Company, Inc.           InterCall, Inc.
            1239 O.G. Skinner Drive             1211 O.G. Skinner Drive
            West Point, GA  31833               West Point, Georgia 31833

      (c)   Citizenship:

            Delaware

      (d)   Title of Class of Securities:

            Common Stock, par value $.01 per share

      (e)   CUSIP Number:

            458 44L 108

Item 3: Capacity in Which Person is Filing if Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b):

            Not applicable.

                                  SCHEDULE 13G

CUSIP No.  458 44L 108                                Page    5    of   7  Pages
         -----------------------                           -------     ---


Item 4:     Ownership:

            As of October 27, 1997:

                                                      ITC              InterCall
                                                      ---              ---------

            (a) Amount Beneficially Owned:            7,337,811        7,337,811

            (b) Percent of class:                          27.3%            27.3%

            (c) Number of shares to which
                such person has:

                (i)   Sole power to vote or to
                      direct the vote:                      -0-              -0-

                (ii)  Shared power to vote or
                      to direct the vote:             7,337,811        7,337,811

                (iii) Sole power to dispose or
                      to direct the disposition of:         -0-              -0-

                (iv)  Shared power to dispose or
                      to direct the disposition of:   7,337,811        7,337,811

Item 5:     Ownership of Five Percent or Less of Class:

            Not applicable.

Item 6:     Ownership of More than Five Percent on Behalf of Another Person:

            Not applicable.

                                  SCHEDULE 13G


CUSIP No.  458 44L 108                                Page    6    of   7  Pages
         -----------------------                           -------     ---


Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          Not applicable.

Item 8:   Identification and Classification of Members of the Group:

          Not applicable.

Item 9:   Notice of Dissolution of Group:

          Not applicable.

Item 10:  Certification:

          Not applicable.

                                  SCHEDULE 13G


CUSIP No.  458 44L 108                                Page    7    of   7  Pages
         -----------------------                           -------     ---


Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       October 30, 1997


ITC HOLDING COMPANY, INC.


  /s/ Kimberley E. Thompson
----------------------------------------
By:      Kimberley E. Thompson
Title:   Senior Vice President - General Counsel
         and Secretary

INTERCALL, INC.


  /s/ Kimberley E. Thompson
----------------------------------------
By:      Kimberley E. Thompson
Title:   Vice President - General Counsel
         and Secretary